SECURITIES AND EXCHANGE COMMISSION
                       Washington, D.C.  20549

                             FORM 12b-25

                   Commission File Number: 0-17597

                     NOTIFICATION OF LATE FILING

(Check One):    Form 10-KSB      Form 11-K      Form 20-F
          X Form 10-Q         Form N-SAR


For Period Ending:           August 31, 1998


   Transition Report on Form 10-K
   Transition Report on Form 10-Q
   Transition Report on Form 11-F
   Transition Report on Form N-SAR
   Transition Report on Form 20-K

                  For the Transition Period Ended:

Read attached instruction sheet before preparing form.
Please print or type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

                                 N/A


                PART I.  REGISTRANT INFORMATION

Full name of registrant:   Concap, Inc.

Former name if applicable: N/A

Address of principal executive office (Street and Number):
586 East Woolbright Road,Suite 466, Boynton Beach, Florida 33435


                  PART II.  RULE 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed: (Check appropriate box)

  X (a) The reasons described in reasonable detail in PART III of this form could not be eliminated without unreasonable effort or expenses;

  X (b) The subject annual report, semi-annual report, transition report on Form 10-K, 10-KSB, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or 10-QSB, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

       (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.


                           PART III.  NARRATIVE

The Company is unable to file its report on Form 10-Q within 45 days of the Company's quarter ended August 31, 1998, for the following reasons. Prior to June 8, 1998, the Company had no material assets or operations. On July 8, 1998, the Company acquired all of issued and outstanding capital stock of Intuitive Technology Consultants, Inc. ("ITC"). Prior to such acquisition, ITC had been a wholly-owned subsidiary of Phoenix International Industries, Inc. ("Phoenix"). The Company has been unable to obtain various records from Phoenix and other third parties that are necessary in order to complete the required financial statements. The Company is in the process of obtaining and/or recreating the necessary records.




                  PART IV.  OTHER INFORMATION

         (1) Name and telephone number of person to contact in regard to this notification:

        Scott Schuster      (770)             638-1019
        (Name)         (Area Code)     (Telephone Number)

         (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such other shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                              X  Yes       No

         (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                 X Yes       No

             If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made:

        As discussed in Part III, the Company had no operations during the corresponding period for the last fiscal year. Because financial statements for the quarter ended August 31, 1998 have not been completed, the Company is unable to reasonably estimate the results for such period.





                             CONCAP, INC.
          (Name of registrant as specified in charter)

Has caused this notification to be signed in its behalf by the undersigned thereunto duly authorized.

Date:  October 15, 1998              By:  /s/ Scott Schuster
                                Scott Schuster, President